                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (Amendment No. 3)*


                                CODE ALARM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  191 893 10 6
                                 (CUSIP Number)

                            PEGASUS INVESTORS, L.P.
                                 99 RIVER ROAD
                               COS COB, CT  06807
                           ATTN: MR. RICHARD M. CION
                                 (203) 869-4400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               NANCY FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000


                                 March 31, 1999


                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                                             Page 1 of 10 pages.

                                SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 2 of 10 Pages



1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(c)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      3,265,556 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        3,265,556 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,265,556 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]



13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 58.5% (based on 2,320,861 shares outstanding on November 13, 1998)


14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN



                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 3 of 10 Pages


1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Related Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      8,492,585 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        8,492,585 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        8,492,585 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]



13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 78.5% (based on 2,320,861 shares outstanding on November 13, 1998)


14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN


                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 4 of 10 Pages


1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


   NUMBER OF      7     SOLE VOTING POWER
    SHARES              -0-
 BENEFICIALLY
   OWNED BY             SHARED VOTING POWER
    EACH          8     11,758,141 shares of Common Stock, subject to the Warrants described herein
  REPORTING
   PERSON
    WITH          9     SHARED DISPOSITIVE POWER
                        -0-

                 10     SOLE DISPOSITIVE POWER
                        11,758,141 shares of Common Stock, subject to the Warrants described herein


11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        11,758,141 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]



13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 83.5% (based on 2,320,861 shares outstanding on November 13, 1998)


14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        PN


                                       SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 5 of 10 Pages





1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors GP, Inc.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF       7      SOLE VOTING POWER
  SHARES                -0-
BENEFICIALLY
 OWNED BY               SHARED VOTING POWER
  EACH           8      11,758,141 shares of Common Stock, subject to the Warrants described herein
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
  WITH                  -0-

                10      SHARED DISPOSITIVE POWER
                        11,758,141 shares of Common Stock, subject to the Warrants described herein



11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        11,758,141 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]



13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 83.5% (based on 2,320,861 shares outstanding on November 13, 1998)


14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        CO


                                 SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 6 of 10 Pages





1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Craig M. Cogut


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        Not Applicable

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7
BENEFICIALLY            -0-
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON                 -0-
  WITH
                 9      SOLE DISPOSITIVE POWER
                        -0-

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        -0-

12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [X]

                        Excludes shares beneficially owned by the other persons joining in the filing of this
                        Schedule 13D, as to which beneficial ownership is disclaimed.

13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%

14                      TYPE OF REPORTING PERSON (See Instructions)
                        IN


AMENDMENT NO. 1 TO SCHEDULE 13D


     This Amendment No. 3 amends and supplements (i)the statement on Schedule 13D filed on November 6, 1997 by Pegasus Partners, L.P. ("Partners"), Pegasus Related Partners ("Related Partners"), Pegasus Investors, L.P., Pegasus Investors GP, Inc. and Craig M. Cogut (collectively, the "Reporting Persons"), as amended relating to the common stock, no par value (the "Common Stock"), of Code Alarm, Inc., a Michigan corporation (the "Issuer"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing.




                                                            Page 7 of 10 pages.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended by adding the following:




         The Issuer entered into a credit agreement with Partners, Related Partners and General Electric Capital Corporation as of March 29, 1999 (the "Credit Agreement"), pursuant to which Partners committed to make loans to the Issuer of up to $319,386.36 and Related Partners committed to make loans to the Issuer of up to $830,613.64. See Exhibit 12. In consideration for Partners and Related Partners entering into the Credit Agreement, the Issuer entered into an agreement with Partners and Related Partners, which agreement amended the exercise price of the Warrants held by Partners and Related Partners as follows (see Exhibit 13):

                  (i) The exercise price of the Warrants which had an exercise price of $1.8759559 per share was amended to be $0.523505 per share. In addition, if any "Obligations" under the Credit Agreement (as defined therein) remain outstanding on the following dates, the exercise price per share of such Warrants will be as follows:

                  Date                               Exercise Price
                  ----                               --------------
                  October 31, 1999                   $0.423505
                  January 31, 2000                   $0.323505
                  April 30, 2000                     $0.223505
                  July 31, 2000                      $0.123505
                  October 31, 2000                   $0.023505
                  January 31, 2001                   $0.0001

                  (ii) If any Obligations remain outstanding on the following dates, the exercise price per share of the Warrants which had an exercise price of $0.49397 per share will be as follows:

                  Date                               Exercise Price
                  ----                               --------------
                  October 31, 1999                   $0.423505
                  January 31, 2000                   $0.323505
                  April 30, 2000                     $0.223505
                  July 31, 2000                      $0.123505
                  October 31, 2000                   $0.023505
                  January 31, 2001                   $0.0001

                  (iii) If any Obligations remain outstanding on the following dates, the exercise price per share of the Warrants which had an exercise price of $0.27255 per share will be as follows:

                  Date                               Exercise Price
                  ----                               --------------
                  April 30, 2000                     $0.223505
                  July 31, 2000                      $0.123505
                  October 31, 2000                   $0.023505
                  January 31, 2001                   $0.0001





                                                              Page 8 of 10 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by adding the following:

12. Credit Agreement dated as of March 29, 1999 among the Issuer, Partners, Related Partners and General Electric Capital Corporation

13. Amendment Agreement dated as of March 31, 1999 among the Issuer, Partners and Related Partners



                                                            Page  9 of 10 pages.

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of April 9, 1999



                             PEGASUS PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President

                             PEGASUS RELATED PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS, L.P.

                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS GP, INC.

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                                /s/ Craig M. Cogut
                                ---------------------------
                                CRAIG M. COGUT




                                                            Page 10 of 10 pages.

                                 Exhibit Index
                                 -------------



Exhibit No.                   Description
-----------                   -----------

12. Credit Agreement dated as of March 29, 1999 among the Issuer, Partners, Related Partners and General Electric Capital Corporation

13. Amendment Agreement dated as of March 31, 1999 among the Issuer, Partners and Related Partners